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            UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION                  OMB APPROVAL
        WASHINGTON, D.C. 20549             -------------------------------------
                                            OMB Number:              3235-0058
             FORM 12B-25                    Expires:          January 31, 2005
                                            Estimated average burden
      NOTIFICATION OF LATE FILING           Hours per form................2.50
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                                            SEC FILE NUMBER: 1-10932
                                            CUSIP NUMBER: 454073-10-7
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(Check One): [x] Form 10-K and Form 10-KSB 9 Form 11-K 9 Form 20-F 9 Form 10-Q
and Form 10-QSB 9 Form N-SAR

                 For Period Ended: August 31, 2004
                                   ----------------
                 [  ] Transition Report on Form 10-K
                 [  ] Transition Report on Form 20-F
                 [  ] Transition Report on Form 11-K
                 [  ] Transition Report on Form 10-Q
                 [  ] Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 -------------------------

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 Read Instructions (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

                              GOLF ROUNDS.COM INC.
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                             Full Name of Registrant

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                            Former Name if Applicable

                              111 Village Parkway
                                  Building #2
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            Address of Principal Executive Office (Street and Number)

                             Marietta, Georgia 30067
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                            City, State and Zip Code

                       PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c)  The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F,
11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Company's Annual Report on Form 10-KSB for the year ended December 31, 2002 could not be completed in time without unreasonable effort and expense to the
Company because the Company does not have a full-time accounting staff and, as a result, has been unable to accurately and completely compile the financial information required to be included in the Form 10-KSB.

                           PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

             Robert H. Donehew              (770)                952-3386
            ------------------              ------               --------
                  (Name)                  (Area Code)       (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)
                                                            [X] Yes  [ ]  No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [X] Yes  [ ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company does not have a full-time accounting staff and will require additional time to coordinate information from its current and prior accounting firms for purposes of filing its Form 10-K report.

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                              GOLF ROUNDS.COM INC.
                              --------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    November 29, 2004             By:  /s/ Robert H. Donehew
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                                          Robert H. Donehew, President and
                                          Principal Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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